UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2267 West 10th Avenue,

Vancouver, British Columbia, Canada V6K 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

CLEARLY CANADIAN LAUNCHES CONSUMER AWARENESS CAMPAIGN

WITH THE BRAINSTORM GROUP

VANCOUVER, B.C., March 28, 2006—CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) announced today that it will launch a comprehensive consumer awareness campaign in the US market, developed by The BrainStorm Group.

Bob Froese, President of The BrainStorm Group noted, “The BrainStorm Group’s incredible success with Mike’s Hard Lemonade helped grow that brand from approximately $5 million to over $250 million in annual sales in less than 48 months in the US market, and like Clearly Canadian, it pioneered a revolution in its category. We’re also working with Molson USA to reposition and significantly grow the Molson Canadian brand in the US. Clearly Canadian has made a major investment in repackaging and reformulating and we are looking forward to launching a campaign that could achieve the type of success BrainStorm has delivered for Mike’s and our other clients.”

Clearly Canadian President, Brent Lokash said, “With their impressive track record in the US beverage market, we’re excited to be applying BrainStorm’s experience to the Clearly Canadian brand. The Clearly Canadian brand already has great consumer awareness and the campaign we are about to launch is exciting, innovative and should garner attention in the market place, on the street and in the press.”

About The BrainStorm Group

The BrainStorm Group is a full service advertising and communications agency with offices in Toronto, Ontario and Denver, Colorado with clients including: ADP, Baxter’s Soup, Canon, Clearly Canadian, EAS, Kenneth Cole, Molson Coors, My Travel, Omelette Express, and Wahoo’s Fish Tacos.

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

/s Brent Lokash

___________________________________

Brent Lokash, President

For further information please contact:

Shareholder Relations

(e-mail: investor@clearly.ca)

1 (800) 983-0993

Contact information for The BrainStorm Group:

Bob Froese

President, The BrainStorm Group

416-506-9930 x222

bfroese@brainstormgroup.com

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

Forward Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “can”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, and include estimates of amounts not yet determined and assumptions of management, and forward-looking statements in this release include the Company’s belief that it can significantly increase its sales, and in respect of its brand generate greater consumer awareness and attention in the market place, on the street and in the press. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearly Canadian Beverage Corporation

/s/ Brent Lokash

Brent Lokash

President and Chief Financial Officer

Date: March 30, 2006